UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                 AMENDMENT NO. 1



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
      UNDER SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            A.G. VOLNEY CENTER, INC.

                 (Name of small business issuer in its charter)



         Delaware                               13-4260316
         ---------                              ----------
(State or other jurisdiction of            (I.R.S. Employer
 incorporation or organization)           Identification No.)


                             124 Lincoln Ave. South
                               Liverpool, NY 13088
                                 (315) 703-9012
           (Address and telephone number principal executive offices)
                                  Same as above
                   (Address of principal place of business or
                      intended principal place of business)
                             David F. Stever, Pres.
                                  Same as above
            (Name, address and telephone number of agent for service)

                                 With copies to:
                              Carl E. Worboys, Esq.
                                  P.O. Box 3143
                               Liverpool, NY 13089
                                 (315) 703-1852


Title of each class                     Name of each exchange on which
To be so registered                     each class is to be registered


   Common Stock, $.001                                   N/A
       -------------                                   --------



           Securities to be registered under Section 12 (g) ofthe Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (Title of Class)

TABLE OF CONTENTS

PART  I                                                                  PAGE
-------                                                                  ----


Item 1.     Description of Business                                        3

Item 2.     Management's Discussion and Analysis or                        4
            Plan of Operation

Item 3.     Description of Property                                        8

Item 4.     Security Ownership of Certain Beneficial                       8
            Owners and Management

Item 5.     Directors, Executive Officers, Promoters and Control           9
            Person

Item 6.     Executive Compensation                                         9

Item 7.     Certain Relationships and Related Transactions                 10

Item 8.     Description of Securities                                      10



PART  II
--------


Item 1.     Market Price of and Dividends on the Registrant's              10
            Common Equity and Other Shareholder Matters

Item 2.     Legal Proceedings                                              10

Item 3.     Changes in and Disagreements with Accountants                  11

Item 4.     Recent Sales of Unregistered Securities                        11

Item 5.     Indemnification of Directors and Officers                      11



PART  F/S
---------
            Financial Statements                                          F-1

PART  III
---------

Item 1.     Index to Exhibits                                              12


            Signatures

FORWARD-LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition. control, including, among others, seasonal aspects

GENERAL

The Company

A.G. Volney Center, Inc, a Delaware corporation (the "Company" or A.G. Volney), seeks to become a reporting company and is filing this Form 10-SB on a voluntary basis. The company intends to voluntarily file periodic reports even if its obligation to file such reports is suspended under the Exchange Act of 1934, as amended (the "Exchange Act").


We were formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. We are currently a development stage company. We hope that when are operational we will be able to sell the merchandise we acquire at a substantial discount below wholesale price for similar products.


Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY 13088. Our telephone number is ( 315) 703-9012.

ITEM 1. DESCRIPTION OF BUSINESS.


A. G. Volney was incorporated under the laws of the state of Delaware on March 6, 1997 with the expectation it would enter into the vending business. The intent was to operate machines that would dispense lottery tickets. On April 7, 1997, the Company resolved in a board meeting to change the name of the company to A.G. Volney Center, Inc and restate the par value of it's shares. On the same date, in a shareholders meeting the name change and par value were approved, but the amendment was never filed. On December 31, 1997, the Company`s Certificate of Incorporation was suspended in Delaware for non-payment of franchise taxes. The Company was dormant, until July 18, 2003. On that date, Lottlink Technologies, Inc. filed a renewal of the Articles of Incorporation in Delaware. On July 29, 2003, the Company filed it's amendment of it's Articles of Incorporation to change it's name from Lottlink Technologies, Inc. to A. G. Volney Center, Inc as approved in a shareholders meeting earlier on April 7, 1997. A. G. Volney was reinstated in the State of Delaware to develop relationships with companies which purchase factory overruns from manufacturers and distressed merchandise from retailers at discounts. As a result, it is hoped that these companies can offer us new high quality products in quantity whereby the costs to us is substantially discounted (generally around 30% of the standard wholesale cost for the same product). It is anticipated that we will primarily sell to retailers, however, we also intend to engage in retail sales on a limited basis.

We are a development stage company and are continuing to develop our business. We have purchased merchandise and continued to make sales.


Our primary business objective is to satisfy and fulfill the demand of retailers for high quality merchandise at below wholesale costs. We will purchase new, high quality items in quantity whereby we can sell these items immediately to retailers for an amount which includes a substantial profit to us. We will maximize net profits by minimizing fixed overhead such as salary and employee benefits.


Distribution methods


We anticipate selling nationwide, but our initial focus will be in New York, Pennsylvania, Connecticut and Vermont area.

We face competition from the larger and more established companies, from companies that develop new technology, as well as the many smaller companies throughout the country. For example, the last several years have shown an increase in the use of larger online sources such as Overstock.com and Ebay.com. These increases cut into our potential customer base. Companies who have a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce less expensive or more improved merchandise. These, as well as other factors, can impact negatively on income for the Company. The competition from larger overstock companies is a very serious threat that can result in substantially less revenue.


Any person or entity may read and copy our reports with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

                                   MILESTONES

We have set the following milestones to effect our business plan.

* Continue to research and solidify relationships with manufacturers and retailers with available overstock Now and ongoing.


* Begin purchasing inventory upon receipt of first proceeds. The company has purchased new inventory in December 2006.

* Rent storage facility when needed.  The estimated date is  December 2007

* Begin sales of inventory upon purchase of first inventory. The company has started selling inventory as of May 2006.

* Test some limited retail sales 12 months. The company started testing the market in May 2006 for retail sales.

* Increase volume of inventory purchase and resale utilizing retained earnings 12 - 24 months. The estimated date is December 2007

We have made a purchase and resold approximately 50% of the product. The corporate offices have continued their efforts to expand the business despite the lack of capital. We have identified potential suppliers and opened accounts. We continually search for suppliers in New York State to save on shipping costs. To solidify relationships with suppliers requires that repeated business take place, individual contacts occur and personal contacts take place. To date, we have not been able to conduct these business affairs without further capital.

It is anticipated that the company will primarily be operated by Samantha Ford and David Stever. Currently, and for the near future, Mr. Stever deposits all payments in the issuer's bank account. He pays all sums due by check. He has set up account with manufacturers and resellers for purchase and has made our purchases. He receives inventory and distributes sold merchandise. Mr. Stever prepares advertising material and solicits sales. He maintains account records. Mr. Stever is aided in his efforts by Ms. Samantha Ford.

       We do not anticipate hiring any additional personnel or consultants unless and until further capital is raised.

       We intend to purchase over the internet only, and not to advertise or sell over the internet.

       Products for sale have not been delineated, but the products may be defined as those typically used as fund raiser or as products purchased by groups .



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

BASIS OF PRESENTATION


The following discussion and analysis is based on our Financial Statements for the years ended December 31, 2005 and 2004 and for the nine months ended September 30, 2006 of A.G. Volney Center Inc. All insignificant amounts have been eliminated. In the opinion of management, the audited financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessarily indicative of results to be expected for the entire year.


We prepare our financial statements in accordance with generally accepted accounting principles, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from such forward-looking statements.


We have had only limited operations since our renewal in July 2003. We have limited assets of $6,930 as of December 31, 2005 and $5,737 as of September 30, 2006 most of which is cash from the proceeds of common stock issuances to shareholders.


We have dedicated time to initiating contacts and developing relationships with various entities which purchase factory overruns from manufacturers and distressed merchandise from retailers at a discount. Our goal has been to seek merchandise/inventory that is both high quality and below existing wholesale prices. For the following twelve months, Management intends to

* pursue these relationships in an effort to acquire high quality merchandise overruns and distressed merchandise for immediate resale to retailers; we will attempt to develop these relationships in the Eastern US, primarily in New York, Pennsylvania and New England; we intend to resell this merchandise in the Eastern US, primarily in New York.


* to purchase such merchandise at quantities and at prices that will average approximately 30% of the standard wholesale cost for such product in the industry; we hope to resell our merchandise for an approximate 50% gross profit to us.


* pursue some limited retail sales on a "test the market" basis

* limit overhead by (a) paying a rental fee of zero to David Stever for use of an office in his home; (b) by limiting payroll and administrative expenses and
(c) by the use sales incentives bonuses of 2.5% of net profits to two of our officers each month.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

REVENUES

Our total revenue remained at zero from the year ended December 31, 2004 through the year ended December 31,2005. There has not been any revenue generated since the inception of the company, through December 31, 2005.

COSTS OF SALES


Our overall cost of sales remained at zero from the year ended December 31, 2004 through the year ended December 31,2005. There has not been any costs of sales generated since the inception of the company, through December 31,2005


OPERATION AND ADMINISTRATIVE EXPENSES


Operating Expenses decreased by $1,645 or approximately 88% less than the same period in 2004. This decrease in operating expense is a direct result of management's ongoing efforts to limit expenses and run the company as efficiently as possible. Professional fees decreased by $1,500 over 2004. These are fees we pay accountants throughout the year for performing various tasks. Outside service expense remained the same. General and Administrative expenses, made up primarily of Office expense and Postage and Delivery expense, decreased by $145 over 2004. The bulk of the expense in 2004 was used for accounting services.

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2006 COMPARED TO THE NINE MONTHS ENDING SEPTEMBER 30, 2005


REVENUES


Our total revenue increased by $556. Total revenue for the nine months ending September 30, 2006 was $556, compared to $0 in total revenue in the nine months ended September 30, 2005. There were no previous sales of merchandise to compare in 2005 for a percentage of increase. This increase was attributable to the sale of merchandise held in inventory. The sold merchandise consisted of various types of candles purchased on the internet. With an increase in sales and the confidence developed thereof, produces an increase in capital and more sophisticated buying techniques. In this regard, management will be able to be more aggressive in its purchases, more products and turn over the inventory more rapidly and better develop the customer base.


COSTS OF SALES


Our overall cost of sales increased by $395. Total cost of sales for the nine months ending September 30, 2006 was $395, compared to $0 in cost of sales in the nine months ending September 30, 2005. There were no previous sales cost of merchandise to compare in 2005 for a percentage of increase. This increase was a direct effect of revenue through the sale of goods held in inventory that was not previously done.


OPERATION AND ADMINISTRATIVE EXPENSES


Operating expenses increased $2,186 or approximately a 1,062% more than the same period in 2005. Professional fees increased by $1,847 over 2005. These are fees we pay to accountants and attorneys throughout the year for performing various tasks. Expenses for Outside Services increased by $52 over 2005. These are fees the Company pays to an outside company to maintain the required fees and paperwork to remain incorporated. The General and Administrative expenses, primarily made up of Office expense and Postage and Delivery expense had an increase of $287 when compared to the same period ending September 30, 2005. This increase was due to the Company becoming more active in its' business pursuits.


GOING CONCERN QUALIFICATION


In their Independent Auditor's Report for the fiscal year ending December 31, 2005, Robison, Hill & Co. states that we have incurred annual losses since the inception of the Company raising substantial doubt about our ability to continue as a going concern


LIQUIDITY AND CAPITAL RESOURCES


Our primary source of liquidity have been cash from the sale of common stock and borrowing from a shareholder. The company has generated $8,000 from the sale of common stock . As of September 30, 2006, we have a note payable to Joseph C. Passalaqua, shareholder, in the amount $50. This is a 10% per annum interest bearing note and is payable February 19, 2007 or upon demand. We have made purchases and sales of inventory which have contributed to our liquidity and capital resources. Current operations have been financed by capital raised, loans and sales of goods. For the next twelve (12) months, we anticipate the continuing purchase and sales of goods from operations and a shareholder loan. Since our purchasing will be done on the internet, our expenses will be reduced. Our remaining capital will then be applied to sales and customer development.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

WE MAY HAVE TO DISCONTINUE OPERATIONS.


If we are unable to achieve or sustain profitability, or if operating losses increase in the future, we may not be able to remain a viable company and may have to discontinue operations. Our expenses have historically exceeded our revenues and we have had losses in all fiscal years of operation, including those in fiscal years 2004 through 2005, and the losses are projected to continue in 2006. Our net losses were $1,717 and $412 for fiscal years ended 2004, 2005, respectively. We have been concentrating on the development of our products, services and business plan. There is no assurance that we will be successful in implementing our business plan or that we will be profitable now or in the future.


WE MAY NOT SUCCEED OR BECOME PROFITABLE.

We will need to generate significant revenues to achieve profitability and we may be unable to do so. Even if we do achieve profitability, we may not be able to sustain or increase profitability in the future. We expect that our expenses will continue to increase and there is no guarantee that we will not experience operating losses and negative cash flow from operations for this fiscal year or for the foreseeable future. If we do not achieve or sustain profitability, then we may be unable to continue our operations.

WE WILL NEED ADDITIONAL CAPITAL FINANCING IN THE FUTURE.

We may be required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development and deployment, respond to competitive pressures, develop new or enhanced products. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

IF WE ENGAGE IN ACQUISITIONS, WE MAY EXPERIENCE SIGNIFICANT COSTS AND DIFFICULTY ASSIMILATING THE OPERATIONS OR PERSONNEL OF THE ACQUIRED COMPANIES, WHICH COULD THREATEN OUR FUTURE GROWTH.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

IF WE CANNOT ATTRACT, RETAIN, MOTIVATE AND INTEGRATE ADDITIONAL SKILLED PERSONNEL, OUR ABILITY TO COMPETE WILL BE IMPAIRED.

Many of our current and potential competitors have more employees than we do. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

BECAUSE OUR OFFICERS AND DIRECTORS ARE INDEMNIFIED AGAINST CERTAIN LOSSES, WE MAY BE EXPOSED TO COSTS ASSOCIATED WITH LITIGATION.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional un-reimbursable costs, including legal fees. Our bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

OUR STOCK PRICE MAY BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

o Variations in our quarterly operating results;

o Changes in financial estimates of our revenues and operating results by securities analysts;

o  Announcements  by  us  of  significant  contracts,  acquisitions,   strategic
partnerships, joint ventures or capital commitments;

o Additions or departures of key personnel;

o Future sales of our common stock;

o Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

o Commencement of or involvement in litigation.

In addition, the equity markets have experienced volatility that has particularly affected the market prices of equity securities issued by wholesale companies and that often has been unrelated or disproportionate to the operating results of those companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS ON OUR COMMON STOCK.

We have not paid any dividends on our Common Stock since inception and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Instead, we intend to retain any future earnings for use in the operation and expansion of our business.

IF WE ARE SUBJECT TO SEC REGULATIONS RELATING TO LOW-PRICED STOCKS, THE MARKET FOR OUR COMMON STOCK COULD BE ADVERSELY AFFECTED.

The Securities and Exchange Commission has adopted regulations concerning low-priced (or "penny") stocks. The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Our stock is currently classified as a penny stock.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules.

The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.

WE LACK OPERATING HISTORY

We have no operating history so it will be difficult for you to evaluate an investment in our common stock.

We were formed in 1997 as a vending machine business under the name of Lottlink Technologies, Inc. but did not commence business at that time. Our business activities have been limited to amending the Articles of the Corporation on July 29, 2003 to amend the corporate name to A. G. Volney Center, Inc., and contacting companies that acquire and warehouse inventory from factory overruns and retailers with overstocks in New York, Pennsylvania, Vermont and Ohio. There is no assurance that we will be successful in acquiring factory overruns or overstock merchandise for sale at discount prices.

We do not have an established source of revenue sufficient to cover our operating costs to allow us to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means.

We expect to generate losses until such time as merchandise from manufacturers or retailers with overruns are located and product is sold to retailers and wholesalers. We may also need additional funding which may not be available when needed. Also, if we are able to raise additional funds and we do so by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.


OFFICERS AND DIRECTORS HAVE LIMITED TIME TO DEVOTE AND  LACK SALES EXPERIENCE

Our current officers and directors have experience in retail but not wholesale sales and have limited time to devote. For example, Ms. Ford will only be able to devote 40% of her time to the business and Mr. Connelly will only be able to devote 10% of her time to the business.


Samantha M. Ford, an officer and director, has approximately two years experience in sales as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. However, her experience is limited, and she has no experience in discount or overrun merchandise.

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans.

John J. Connelly is a real estate developer in Bradington, Florida and will not be employed full time by the Company.


The amount of time officers and directors have to devote to our business may be limited:
David Stever    100%
Ms. Ford            40%
John Connelly   10%

WE WILL ENCOUNTER SUBSTANTIAL COMPETITION

The discount market for wholesale and retail merchandise is highly competitive and involves a high degree of risk and there is no assurance that we will be able to operate profitably. In the retail segment of our business, which will be minimal, we will experience substantial competition with other entities such as Dollar Discounts, All-A-Dollar, Dollar General and Discount Houses in the sale and marketing of merchandise all of which have greater name recognition and experience.


ITEM 3. DESCRIPTION OF PROPERTY.


At the present time we have no property. The operations of this company are located at 124 Lincoln St. South Liverpool, NY 13088. This is the residence of the President of the Company, David Stever. It is provided rent-free.



ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


   (1) (2) (3) (4) Title of Class Name and Address of Amount and Nature of Percent of

                    Beneficial Owner         Beneficial Owner          Class
-------------------------------------------------------------------------------


Common  Carl E. Worboys      Shareholder       6,000,000 shares      41.96%
        118 Chatham Rd.
        Syracuse, NY  13203

Common  Joseph C. Passalaqua Shareholder       6,000,000 shares      41.96%
        106 Glenwood Dr. S.
        Liverpool, NY 13090

Common  David F. Stever      Officer/President   400,000 shares        2.8%
        124 Lincoln Ave. S.
        Liverpool, NY  13088

Common  Samantha Ford        Officer/Secretary   400,000 shares        2.8%
        410 Balsam St.       Treasurer
        Liverpool, NY  13088

Common  John Connelly        Director            400,000 shares        2.8%
        136 NE  19th Court
        Ft. Lauderdale, FL 33305

Common Officers and Directors as a Group       1,200,000 shares       20.84%


--------------------------------------------------------------------------------

Common Stock                                   13,200,000 shares      93.32%


None of the persons listed above have the right to acquire beneficial ownership within sixty days.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.



                                                            Year First
                                                            Became
Name                   Age       Position with Company      a Director
----                   ---       ---------------------      ----------
David F. Stever        63       Director, President, CEO    July 2003


Samantha M. Ford       25       Director, Secretary/        July 2003
                                Treasurer

John J. Connelly       60       Director                    July 2003




RESUMES


Samantha M. Ford, an officer and director, has approximately two years experience as an associate in a major retail chain and two years experience as an assistant manager at a Thrift Store. . Ms. Ford is a high school graduate who worked as a sales associate in retail chains while still in high school. She also has bookkeeping and sales experience in the retail trade business. She also received experience as a cashier for Sam's Club. From the spring of 1999 through the fall of 2001, she was Secretary for Sigma Alpha Chi sorority while attending college full time and holding a part time job on campus. In 2002, she moved back to Syracuse, New York and was hired as the assistant manager of the Salvation Army Thrift Store. Subsequently, Ms. Ford worked for AAA of Western and Central NY as an Emergency Roadside Assistance Representative. She started a family and was a stay at home mother from February 2003 through October of 2005.. She then re-entered the workforce and is Secretary of A.G. Volney Center, Inc. Ms. Ford currently also works part time for a medical transportation company.

David F. Stever, an officer and director, spent twelve years in customer service and sales with Allegheny Airlines, and the last six years in a supervisory capacity. He subsequently formed and ran a travel company which required substantial negotiation of bulk purchases and sales as well as individual travel plans. In addition Mr. Stever owned and managed Happy Journey's Travel, Inc. a travel agency for over 25 years. He has also acted as an officer and director of the Syracuse Rose Society, an association which purchases bulk for resale to members and others as fund raisers.

John J. Connelly, a director, is a graduate of Boston College and has been active in the music industry and publishing business. He currently manages, develops and rehabilitates housing units in Bradington, Florida and will not be employed full time by the Company. Mr. Connelly is a non-practicing attorney who currently manages his own real estate interests in Bradenton and Fort Lauderdale, Florida. Prior to real estate management, he acted as a co-manager for the band "Boston" and other entertainment groups in the state of
Massachusetts. He later managed a successful entertainment club and managed a weekly publication in Syracuse, New York.

The Board of Directors has determined that A.G. Volney does not have a financial expert on its audit committee due to the small size and scope of the issuer's current status. The management experience of Mr. Stever and Mr. Connelly required the exercise of fiscal management in which degree will be required to successfully manage A. G. Volney Center, Inc. in its growth over the next two years.

Directors are elected annually.



ITEM 6. EXECUTIVE COMPENSATION.

David F. Stever and Samantha M. Ford were issued 400,000 shares of common stock respectively at a deemed price of $0.001 per share in consideration for their services in organizing and managing our initial corporate effort and for acting as officers.

No other compensation has been awarded to, earned by or paid to our officers. Management has agreed to act with out compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

                           SUMMARY COMPENSATION TABLE

                                      FISCAL                            OTHER

NAME AND PRINCIPAL POSITION         YEAR PAID    SALARY    BONUS    COMPENSATION



David F. Stever, President                N/A       -0-      -0-       $400.00

Samantha M. Ford, Secretary/Treasurer     N/A       -0-      -0-       $400.00


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5 % of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest:


We issued 400,000 common shares each to David F. Stever and Samantha M. Ford at a deemed price of $0.001 per share on July 31, 2003. These shares were issued to Mr. Stever and Ms. Ford in consideration for their services in organizing our company, acting as officers and building our business plan.

On July 31, 2003, we issued John J. Connelly 400,000 common shares at a deemed price of $0. 001 per share, in consideration for his services as director and building our business plan.


ITEM 8. DESCRIPTION OF SECURITIES.

COMMON STOCK

We are authorized to issue 25,000,000 shares of Common Stock, with a par value of $0.001. There are 14,300,000 shares of Common Stock issued and outstanding, which are held by 16 shareholders as of the date of this registration statement. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non- assessable. In the event of liquidation of the company, the holders of common stock will share equally in any balance of the company's assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of common stock of the company are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the board of directors from funds legally available.

PREFERRED STOCK

There are not any shares authorized or issued of Preferred Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is no public trading market for our company's stock. There are approximately 16 stockholders. As of today, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.


ITEM 2. LEGAL PROCEEDINGS.

To the knowledge of management, there is no material litigation pending or threatened against the company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

The Company has retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the Security and Exchange Commission. There have been no disagreements with any accounting firm.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

Since inception, we have issued the following unregistered securities:



On March 18, 1997, Joseph Passalaqua a resident of New York, was issued 6,000,000 shares; Carl Worboys a resident of New York was issued 6,000,000 shares; Inna Sheveleva as resident of New York was issued 25,000 shares; Joseph
J. Passalaqua a resident of New York, was issued 25,000 shares; Thomas Francis Cannon, a resident of New York was issued 25,000 shares; Walter Bowler, a resident of New York, was issued 15,000 shares; and Thomas Paul Cannon, a resident of New York was issued 15,000 shares. These shares of common stock were all issued in private placement.

During 2003, on July 31, 2003 David F. Stever, Samantha M. Ford and John Connelly were issued 400,000 shares of common stock respectively at a deemed price of $0.001 per share in consideration for their services in organizing and managing our initial corporate effort and for acting as officers and directors.

During 2004, 100,000 shares of common stock were issued to, Craig Burton, as resident of New York on February 26, 2004; 500,000 shares of common stock were issued to Olde Monmouth Stock Transfer Co., operating in New Jersey on March 2, 2004; and 100,000 shares were issued to Florine Basile Jr., a resident of New York on March 12, 2004 all in private placement.

During 2005, 100,000 shares of common stock were issued to Donald and Laura Willis, both residents of New York on October 23, 2005; 100,000 shares of common stock were issued to Robert and Colleen Penfield, both residents of New York, on October 31, 2005 in private placement.

 During 2006, 100,000 shares of common stock were issued to Damion Glushko a resident of Florida, on February 13, 2006 in private placement.

All securities issued by the Company are deemed "restricted securities" within the meaning of that term as defined in the Rule 144 of the Securities Act and have been issued pursuant to the "private placement" exemption under Section 4(2) of the Securities Act. Such transactions did not involve a public offering of Securities. Investors who purchased securities in the private placement had access to information on the Company necessary to make an informed investment decision. The Company has been informed that each shareholder is able to bear the economic risk of his investment and is aware that the securities were not registered under the Securities Act, and cannot be re-offered or re-sold unless they are registered or are qualified for sale pursuant to an exemption from registration. The transfer agent and registrar of the Company will be instructed to mark "stop transfer" on its ledger to assure that these securities will not be transferred absent registration or the availability of an exemption from registration.

Neither the Company nor any person acting on its behalf offered or sold the securities by means of any form of general solicitation or general advertising.

All purchasers represented in writing that they acquired the securities for their own accounts and not with the view to, or for resale in connection with any distribution. A legend was placed on each of the stock certificates issued stating that the securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration or an exemption therefrom.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


The original Articles of Incorporation do not include indemnification of officers and director. However, the Company's Bylaws found under Article X, "Indemnification," provide for indemnification to the full extent permitted by the laws of the State of Delaware for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation.

                            A.G. VOLNEY CENTER, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 2005 AND 2004

                                       AND


                               SEPTEMBER 30, 2006

                                   (UNAUDITED)

                                    CONTENTS


                                                                          Page

Independent Auditor's Report...............................................F - 1

Balance Sheets
December 31, 2005 and 2004 and

September 30, 2006 (unaudited).............................................F - 3


Statements of Operations for the years ended
December 31, 2005 and 2004 and the nine months
Ended September 30, 2006 (unaudited) and the cumulative period from
March 6, 1997 (inception) to December 31, 2005 and
September 30, 2006 (unaudited) ............................................F - 4


Statement of Stockholders' Equity
Since March 6, 1997 (inception) to December 31,2005 and

September 30, 2006 (unaudited).............................................F - 5

Statements of Cash Flows for years ended
December 31, 2005 and 2004 and the nine months
Ended September 30, 2006 (unaudited) and the cumulative period from
March 6, 1997 (inception) to December 31, 2005 and
September 30, 2006 (unaudited) ............................................F - 6


Notes to Financial Statements..............................................F - 7

                          INDEPENDENT AUDITOR'S REPORT




A. G. Volney. (A Development Stage Company)


         We have audited the accompanying balance sheets of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2005, and 2004, and the related statements of operations and cash flows for the years ended December 31, 2005 and 2004, and the cumulative since March 6, 1997 (inception) to December 2005, and the statement of stockholders' equity since March 6, 1997 (inception) to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.G. Volney Center, Inc. (a development stage company) as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, and the cumulative since March 6, 1997 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered annual losses from operations since their inception, and has minimal revenues, that together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty





                                                       Respectfully submitted,


                                                       /s/ Robison, Hill & Co.
                                                       -------------------------
                                                    Certified Public Accountants
Salt Lake City, Utah
October 03, 2006

                             AG VOLNEY CENTER, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                              (Unaudited)
                                                                               September 30            December 31,
                                                                                 2006              2005           2004
                                                                            ----------------   -------------   ------------
ASSETS
  Current Assets:
    Cash                                                                            $ 4,506          $5,304         $5,338
    Inventory (at lower of FIFO cost or market)                                       1,231           1,626              -
                                                                            ----------------   -------------   ------------

  Total Current Assets                                                                5,737           6,930          5,338
                                                                            ----------------   -------------   ------------

TOTAL ASSETS                                                                        $ 5,737          $6,930         $5,338
                                                                            ================   =============   ============

LIABILITIES & EQUITY
  Current Liabilites:
    Sales Tax Payable                                                                  $ 38             $ -            $ -
    Shareholder Loan                                                                     50              50             50
    Interest Payable                                                                     14               9              5
                                                                            ----------------   -------------   ------------

  Total Current Liabilities                                                             102              59             55
                                                                            ----------------   -------------   ------------

  Total Liabilities                                                                     102              59             55
                                                                            ----------------   -------------   ------------

  Stockholder's Equity
    Common Stock- $.001 par value; 25,000,000
      shares authorized; 14,300,000, 14,200,000 and 14,000,000
      shares outstanding as of September 30, 2006,
      December 31, 2005, and December 31,2004 respectively                           14,300          14,200         14,000
    Additional Paid-In Capital                                                        9,000           8,100          6,300
    Deficit Accumulated During the Development Stage                                (17,665)        (15,429)       (15,017)
                                                                            ----------------   -------------   ------------

  Total Stockholder's Equity                                                          5,635           6,871          5,283
                                                                            ----------------   -------------   ------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                          $ 5,737          $6,930         $5,338
                                                                            ================   =============   ============

   The accompanying notes are an integral part of these financial statements

                            A.G. Volney Center, Inc.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS

                                                                                                            Cumulative
                                                                                                              Since
                                      (Unaudited)                                                            March 6,
                                      For Nine                          For the Year                           1997
                                             Months Ended                 Ended                           (Inception of
                                            September 30,                      December 31,                Development
                                        2006             2005             2005             2004               Stage)
                                    --------------   --------------   --------------   --------------   -------------------
Revenues:
Sales Revenue                               $ 556              $ -              $ -              $ -  #              $ 556
Less: Cost of Goods Sold                     (395)               -                -                -                  (395)
                                    --------------   --------------   --------------   --------------   -------------------
Gross Profit                                  161                -                -                -                   161
                                    --------------   --------------   --------------   --------------   -------------------

Expenses:
General and Administrative                    344               57               82              227                   667
Professional Fees                           1,847                -                -            1,500                 3,347
Organizational Costs                            -  -             -                -                -                13,300
Outside Services                              201              149              149              149                   499
                                    --------------   --------------   --------------   --------------   -------------------
Total Expenses                              2,392              206              231            1,876                17,813
                                    --------------   --------------   --------------   --------------   -------------------

Operating Income (loss)                    (2,231)            (206)            (231)          (1,876)              (17,652)

Other (Expense) Income
Interest, Net                                  (5)               -               (5)             296                   300
                                    --------------   --------------   --------------   --------------   -------------------

Net Loss Before Taxes                      (2,236)            (206)            (236)          (1,580)              (17,352)

Franchise Tax                                   -             (141)            (176)            (137)                 (313)
                                    --------------   --------------   --------------   --------------   -------------------

Net Income (Loss)                        $ (2,236)          $ (347)          $ (412)        $ (1,717)            $ (17,665)
                                    ==============   ==============   ==============   ==============   ===================

Basic & Diluted Loss per Share                $ -              $ -              $ -              $ -
                                    ==============   ==============   ==============   ==============

Weighted Average Shares
Outstanding                            14,284,000       14,000,000       14,036,000       13,886,000
                                    ==============   ==============   ==============   ==============


   The accompanying notes are an integral part of these financial statements

                            A. G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                  Deficit
                                                                                                Accumulated
                                                                                                   Since
                                                                                                  March 6,
                                                                                                   1997
                                                                                               Inception of
                                                      Common Stock            Paid in           Development
                                                Shares         Par Value      Capital              Stage
                                             -------------   --------------  --------------  ------------------
Balance at March 6, 1997 (Inception)                1,210         $ 12,100             $ -                 $ -

Net Loss                                                -                -               -             (12,100)
                                             -------------   --------------  --------------  ------------------

Balance at December 31, 1997                        1,210           12,100               -             (12,100)
                                             -------------   --------------  --------------  ------------------

Balance at December 31, 2002
 as originally reported                             1,210           12,100               -             (12,100)

July 29, 2003 10,000:1 Forward Stock Split     12,098,790                -               -                   -
                                             -------------   --------------  --------------  ------------------

Restated Balance at December 31, 2002          12,100,000           12,100               -             (12,100)

Stock issued for Services July 31, 2003         1,200,000            1,200               -                   -

Net Loss                                                -                -               -              (1,200)
                                             -------------   --------------  --------------  ------------------

Balance at December 31, 2003                   13,300,000           25,400               -             (13,300)

Stock issued for Cash, February 26, 2004          100,000              100             900                   -

Stock issued for Cash, March 02, 2004             500,000              500           4,500                   -

Stock issued for Cash, March 12, 2004             100,000              100             900                   -

Net Loss                                                -                -               -              (1,717)
                                             -------------   --------------  --------------  ------------------

Balance at December 31, 2004                   14,000,000           26,100           6,300             (15,017)

Stock issued for Cash, October 23, 2005           100,000              100             900                   -

Stock issued for Cash, October 31, 2005           100,000              100             900                   -

Net Loss                                                -                -               -                (412)
                                             -------------   --------------  --------------  ------------------

Balance at December 31, 2005                   14,200,000           26,300           8,100             (15,429)

Stock issued for Cash, February 13, 2006          100,000              100             900                   -

Net Loss                                                -                -               -              (2,236)
                                             -------------   --------------  --------------  ------------------

Balance at September 30, 2006 (Unaudited)      14,300,000         $ 26,400         $ 9,000           $ (17,665)
                                             =============   ==============  ==============  ==================

   The accompanying notes are an integral part of these financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS

                                                                                                              Cumulative
                                                                                                                since
                                                        (Unaudited )                                           March 6,
                                                  For Nine                           For the Year                1997
                                                        Months Ended             Ended                       Inception of
                                                       September 30,                 December 31,            Development
                                                    2006           2005           2005          2004            Stage
                                                 ------------   ------------   -----------   ------------   ---------------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss                                            $ (2,236)        $ (347)       $ (412)      $ (1,717)        $ (17,665)
Stock Issued for Orginizational Costs                      -              -             -              -            13,300
(Increase) Decrease in Inventory                         395              -        (1,626)             -            (1,231)
Increase (Decrease) in Sales Tax Payable                  38              -             -              -                38
Increase (Decrease) in Accrued Interest                    5              -             4              5                14
                                                 ------------   ------------   -----------   ------------   ---------------
Net Cash Used in Operating Activities                 (1,798)          (347)       (2,034)        (1,712)           (5,544)
                                                 ------------   ------------   -----------   ------------   ---------------

CASH FLOWS FROM INVESTING
ACTIVITIES
Net Cash Provided by Investing Activities                  -              -             -              -                 -
                                                 ------------   ------------   -----------   ------------   ---------------

CASH FLOWS FROM FINANCING
ACTIVITIES:
Common Stock Issued for Cash                           1,000              -         2,000          7,000            10,000
Proceeds from  Shareholder Loan                            -              -             -             50                50
                                                 ------------   ------------   -----------   ------------   ---------------
Net Cash Provided by Financing Activities              1,000              -         2,000          7,050            10,050
                                                 ------------   ------------   -----------   ------------   ---------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                             (798)          (347)          (34)         5,338             4,506
Cash and Cash Equivalents
  at Beginning of Period                               5,304          5,338         5,338              -                 -
                                                 ------------   ------------   -----------   ------------   ---------------
Cash and Cash Equivalents
  at End of Period                                   $ 4,506        $ 4,991       $ 5,304        $ 5,338           $ 4,506
                                                 ============   ============   ===========   ============   ===============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest                                                 $ -            $ -           $ -            $ -               $ -
Franchise Taxes                                          $ -         $ (141)       $ (176)        $ (137)           $ (313)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock Issued for Services                                $ -            $ -           $ -            $ -          $ 13,300

   The accompanying notes are an integral part of these financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for A.G. Volney Center, Inc. (a development stage company) is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations and Going Concern

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that A.G. Volney Center, Inc. (hereto referred to as the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company's ability to continue as a "going concern." The Company has incurred net losses of approximately $17,665 for the period from March 6, 1997 (inception) to September 30, 2006, has minimal revenues and requires additional financing in order to finance its business activities on an ongoing basis. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in finding a merger candidate and the pursuit of business opportunities. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide them with the opportunity to continue as a "going concern"

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful. If the Company were unable to continue as a "going concern," then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Organization and Basis of Presentation

The Company was incorporated under the laws of the State of Delaware on March 6, 1997 under the name Lottlink Technologies, Inc. On July 29, 2003 the Articles of Incorporation were amended to change the Company's name to A.G. Volney Center, Inc. The Company is to serve as a vehicle to

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Organization and Basis of Presentation (Continued)

effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. Since March 6, 1997, the Company is in the development stage, and has not commenced planned principal operations. The Company has a December 31 year end.

Nature of Business

The Company was formed for the purpose of acquiring products from manufacturers (factory overruns) and retailers (overstocks) and marketing the lower priced merchandise to the retail public and wholesalers. It is anticipated that we can sell the products at a substantial discount below wholesale prices for similar products.

Our principal executive offices are located at 124 Lincoln Ave. South Liverpool, NY 13088. Our telephone number is (315) 703-9012.

Interim Reporting

The unaudited financial statements as of September 30, 2006 and for the nine month period then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Revenue Recognition

The Company generates revenues by selling products purchased at a discount. The Company recognizes revenues in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) number 104, "Revenue Recognition." SAB 104 clarifies application of U. S. generally accepted accounting principles to revenue transactions. The Company recognizes revenue when the earnings process is complete. That is, when the arrangements of the goods are documented, the pricing becomes final and collectibility is reasonably assured. An allowance for bad debt is provided based on estimated losses. For revenue received in advance for goods, the Company records a current liability classified as deferred revenue. As of September 30, 2006, and the year ended December 31, 2005 and 2004, there was no deferred revenue.


Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted. As of September 30, 2006, December 31, 2005 and 2004, the Company has determined an allowance for doubtful accounts is not necessary.

Concentration of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventories

Inventories are valued at the lower of cost or market, with cost determined on a first-in, first-out basis and market based upon the replacement cost or realizable value. Inventories consisted of the following amounts.

                    (Unaudited)
                   September 30,            December 31,
                        2006             2005          2004
                 ------------------- -------------  ------------

Candles                     $ 1,231        $1,626           $ -
                 ------------------- -------------  ------------

Total                       $ 1,231        $1,626           $ -
                 =================== =============  ============

Loss per Share

Basic loss per share has been computed by dividing the loss for the period applicable to the common stockholders' by the weighted average number of common shares outstanding during the period. There were no common equivalent shares outstanding at September 30, 2006, December 31, 2005 and 2004.

Financial Instruments

The Company's financial assets and liabilities consist of cash, inventory, accounts receivable, property and equipment, and accounts payable. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to the sort-term maturities of these instruments.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes." SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

between the financial reporting and tax bases of assets and liabilities.

Reclassification

Certain reclassifications have been made in the 2004 financial statements to conform to the December 31, 2005 presentation


Stock-Based Compensation

Effective June 1, 2006, the company adopted the provisions of SFAS No. 123 (R) requiring employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. Prior to June 1, 2006, the company accounted for awards granted to employees under its equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25,
"Accounting for Stock Issued to Employees" (APB 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended. No stock options were granted to employees during the years ended December 31, 2005, and 2004 and the nine months ended September 30, 2006 (unaudited) and accordingly, no compensation expense was recognized under APB No. 25 for the years ended December 31, 2005, and 2004 and the nine months ended September 30, 2006 (unaudited). In addition, no compensation expense is required to be recognized under provisions of SFAS No. 123 (R) with respect to employees.

Under the modified prospective method of adoption for SFAS No. 123 (R), the compensation cost recognized by the company beginning on June 1, 2006 includes
(a) compensation cost for all equity incentive awards granted prior to, but not vested as of June 1, 2006, based on the grant-dated fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all equity incentive awards granted subsequent to June 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No, 123 (R). The company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. Upon exercise, cancellation , forfeiture, or expiration of stock options, or upon vesting or forfeiture of restricted stock units, deferred tax assets for options and restricted stock units with multiple vesting dates are eliminated for each vesting period on a first-in, first-out basis as if each

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock- Based Compensation (Continued)

vesting period was a separate award. To calculate the excess tax benefits available for use in offsetting future tax shortfalls as of the dated of implementation, the company followed the alternative transition method discussed in FASB Staff Position No. 123 (R)-3

During the years ended December 31, 2005, and 2004 and the nine months ended September 30, 2006 (unaudited), no stock options were granted to non-employees. Accordingly, no stock-based compensation expense was recognized for new stock option grants in the Statement of Operations and Comprehensive Loss at December 31, 2005, and 2004 and the nine months ended September 30, 2006 (unaudited).

Recent Accounting Standards

In November 2004, the FASB issued SFAS No. 151, INVENTORY COSTS - AN AMENDMENT OF ARB NO. 43, CHAPTER 4. This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4 previously stated that"...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs maybe so abnormal as to require treatment as current period charges..." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this Statement will have any immediate material impact on the Company.

In December 2004, the FASB issued SFAS No. 152, ACCOUNTING FOR REAL ESTATE TIME-SHARING TRANSACTIONS, which amends FASB statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP04-2.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Management believes the adoption of this Statement will have no impact on the financial statements of the Company. In December 2004, the FASB issued SFAS No. 153, EXCHANGE OF NONMONETARY ASSETS. This Statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB. Opinion NO. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary assets exchanges incurred during fiscal years beginning after the date of this statement is issued. Management believes the adoption of this Statement will have no impact on the financial statements of the Company.

On December 16, 2004, the FASB issued SFAS No. 123 ( R ), SHARE-BASED PAYMENT, which is an amendment to SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. This new standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board ("APB") Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and generally requires such transactions to be accounted for using a fair-value based method and the resulting cost recognized in our financial statements. This new standard is effective for awards that are granted, modified or settled in cash in interim and annual periods beginning after June 15, 2005. In addition, this new standard will apply to unvested options granted prior to the effective date. We will adopt this new standard effective for the fourth fiscal quarter of 2006, and have not yet determined what impact this standard will have on our financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting for Changes and Error Corrections a replacement of APB No. 20 and FASB Statement No. 3." This statement modifies the reporting of changes in accounting principles, reclassifies changes and principle in the absence of explicit transition guidance. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable. This

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

statement is effective for accounting changes and corrections for fiscal years beginning after December 15, 2005.Management does not believe that the adoption of this policy will have any effect on its financial statements.

In February 2006, The FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140." This statement amends FASB 133, Accounting for Derivative Instruments and Hedging Activities and Statement and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The statement permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation, clarifies which interest only strips and principal are not subject to the requirements of Statement 133, establishes a requirement to evaluate interest in securitized financial assets, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends statement 140 to eliminate the prohibition on a qualifying special- purpose entity from holding a derivative financial instrument to a beneficial interest other than another derivative financial instrument. The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements.

In March 2006 the FASB issued SFAS No. 156 " Accounting for Servicing of Financial Instruments - an amendment of FASB No.140, Accounting for Transfers and Servicing of Financial Instruments and Extinguishments of Liabilities. The statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service an asset by entering into a servicing contract, requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair market value, permits an entity to choose either the amortization method or fair market value measurement method for subsequent measurement periods for each class of separately recognized servicing assets and servicing liabilities, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights at its initial adoption, and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value.

The statement is effective for fiscal years beginning after September 15, 2006. Management does not expect this statement to have any material effect on its financial statements

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)

NOTE 2 - INCOME TAXES

The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral. Is this how it was filed originally?

NOTE 3 - DEVELOPMENT STAGE COMPANY

The Company has not begun principal operations and as is common with a development stage company, the Company will have recurring losses during its development stage. The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

NOTE 4 - COMMITMENTS

As of December 31, 2005, all activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - RELATED PARTY TRANSACTIONS

As of December 31, 2004, Joseph C. Passalaqua, a shareholder, has loaned the Company $50. This loan is payable on demand and carries an interest rate of 10%.

During 2003, the Company issued 400,000 shares to David F. Stever, President of the Company/ Director, for services rendered.

NOTE 6- COMMON STOCK TRANSACTIONS

On March 06, 1997, the Company issued 1,210 shares of no par common stock for services. Shares were valued at $10 per share.

                            A.G. VOLNEY CENTER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                (References to September 30, 2006 are unaudited)
                                   (Continued)


NOTE 6- COMMON STOCK TRANSACTIONS (Continued)

On April 7, 1997, the Board of Directors amended the Certificate of Incorporation by changing the total authorized stock to 25 million shares with a par value of. $.001 per share. This Amendment was not filed or effective until July 29, 2003.

On July 29, 2003, the Board of Directors authorized a 10,000 for 1 forward stock split.


On July 31, 2003, the Company issued 1,200,000 shares to the Directors of the Company for services rendered. Shares were issued for $.001 per share


On February 26, 2004, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share

On March 02, 2004, the Company issued 500,000 shares of common stock for cash. Shares were issued for $.01 per share

On March 12, 2004, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share

On October 23, 2005, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

On October 31, 2005, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

On February 13, 2006, the Company issued 100,000 shares of common stock for cash. Shares were issued for $.01 per share.

PART III

The following exhibits required by Item 601 of Regulation S-B are attached.

EXHIBIT
NUMBER                      DESCRIPTION
------                      -----------

3                 Articles of Incorporation**
3.1               Certificate of Renewal and Revival of Certificate of
                  Incorporation**
3.2               Certificate of Amendment of Certificate of Incorporation**
4                 By-Laws**
5                 Specimen Share Certificate for Common Shares**

**Previously Submitted



SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


A. G. VOLNEY CENTER, INC.







BY:      /S/ DAVID F. STEVER                     DATE: FEBRUARY 12, 2007

   --------------------------------              ------------------------

         PRESIDENT



BY:      /S/ SAMANTHA M. FORD                    DATE: FEBRUARY 12, 2007

   --------------------------------              ------------------------

         SECRETARY, TREASURER



BY:      /S/ JOHN J. CONNELLY                    DATE: FEBRUARY 12, 2007

   --------------------------------              ------------------------

         DIRECTOR







                                       12